January 25, 2021

Lazard Growth Acquisition Corp. I

Draft Registration Statement on Form S-1

Submitted December 18, 2020

CIK No. 0001836337

Dear Mr. Link and Ms. Howell:

Lazard Growth Acquisition Corp. I (the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter and the Registration Statement set forth the Company’s response to the comment of the staff of the SEC (the “Staff”) contained in your letter dated January 14, 2021 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the SEC on December 18, 2020 (“Confidential Submission”). Clean copies of the Registration Statement and copies of the Registration Statement that have been marked to show changes made to the Confidential Submission are enclosed for your convenience along with copies of this letter.

The numbered paragraph and heading below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to such comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.

Draft Registration Statement on Form S-1 submitted on December 18, 2020

Principal Shareholders, page 132

1.

We note that LGACo 1 LLC, your sponsor, beneficially owns 14,375,000 Class B ordinary shares. We also note your statement that LGA HoldCo LLC is the managing member of your sponsor. Please revise to identify the ultimate control person(s) for LGACo 1 LLC, the sponsor.

Response: The Company has revised the disclosure on page 132 in response to the Staff’s comment to identify Lazard Ltd, a Bermuda holding company, as the ultimate control person for LGACo 1 LLC, the sponsor.

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Should you have any questions or comments with respect to the Registration Statement or this response letter, please contact Nicholas Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas Dorsey Nicholas Dorsey

David Link

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Eyal Ofir, Chief Executive Officer

Lazard Growth Acquisition Corp. I

30 Rockefeller Plaza

New York, New York 10112

VIA E-MAIL

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